Fourth Quarter Report to Shareholders

HIGHLIGHTS

	Three months ended		Year ended

(thousands of Canadian dollars except per share data)	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(Unaudited)	2003	2002	2003	2002

		[restated](2)		[restated](2)
Revenues	175,138	171,765	643,918	674,503
EBITDA(1)	41,737	4,421	165,312	125,571
Net income (loss)	12,432	(189,877)	40,021	(168,647)
Per share basic	0.29	(4.45)	0.94	(3.96)
Per share diluted	0.29	(4.45)	0.94	(3.96)
Weighted average number of shares outstanding (in thousands)
Basic	42,641	42,641	42,641	42,621
Diluted	42,687	42,641	42,645	42,621

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) means net income before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation. See page 2 for more detailed discussion on EBITDA.
(2)	See note 2 to the consolidated financial statements which discuss the adoption of the proportionate consolidation method for certain investments on a retroactive basis and the amended Canadian accounting standard for foreign currency translation.

Significant Events in the Quarter

•	On June 9, 2003, Nelvana announced a new Babar licensing program that includes an infant layette program from Children’s Apparel Network that will develop into a full complement of products including home décor and toys.

•	On June 10, 2003, Nelvana announced the acquisition of merchandise licensing rights, outside of the U.S., for Nickelodeon’s The Fairly OddParents. Nelvana already owns the distribution rights for The Fairly OddParents outside of the U.S. One of the network’s top-rated shows, The Fairly OddParents is a wacky animated series with the voices of such celebrities as Jay Leno and Frankie Muniz.

•	On June 10, 2003, Corus announced the creation of the $1.5 million Corus Made With Pay Development Fund, to assist producers of movies and series being developed for theatrical release and/or pay television in Canada. This increased development support should enhance production values on programming that will ultimately be exhibited on Movie Central.

•	On June 11, 2003, Corus announced the launch of the Corus Telelatino Fund, a $1.1 million national initiative to support the production of high quality programming of particular interest to Italian and Hispanic television audiences which will be featured on TLN Television.

•	On June 12, 2003, Corus announced the intent to discontinue operating Edge TV, its Category 2 digital television service of rock and alternative music videos, effective July 15, 2003.

•	On June 26, 2003, Nelvana opened its new state-of-the-art digital post-production facility in Toronto which will help the Company meet its goals of high quality production at a lower cost with the latest technological production capabilities.

•	On August 20, 2003, Standard and Poor’s Rating Service (“S&P”) reaffirmed its BB long-term corporate credit rating on Corus. Earlier in the year, Moody’s Investor Service also reaffirmed its Ba3 credit rating and its outlook as stable. S&P did however revise its outlook on Corus to negative from stable, attributing the change in the outlook to a slower-than-expected expansion of the Company’s cash flow base, due to not only cyclical economic factors, but also to a structural decline in pricing for programming.

Significant Events Subsequent to the Quarter

•	On September 25, 2003, Corus announced the creation of a new Home Entertainment Division for its Production, Distribution and Consumer Products subsidiary, Nelvana Limited. The division will focus on a new market-driven operating strategy based on building out multiple revenue platforms that maximize Nelvana’s internationally recognized brands such as Beyblade, Babar and Franklin.

•	On September 25, 2003, Corus announced two strategic deals for its new Home Entertainment Division at Nelvana that attest to the value of Nelvana’s library of animated properties for the exploding home entertainment sector. U.S.-based distributor, FUNimation, has acquired the rights to release 44 back-catalog titles and Maverick in the U.K. has signed on to market 33 Nelvana library titles, plus options on new releases.

•	In September 2003, following the first 6 weeks of the fall season YTV is the #1 specialty channel for viewers 2+ beating TSN by a 13% margin.

•	On October 13, 2003, Nelvana announced the acquisition by Nickelodeon of the series Miss Spider along with two specials. The series is spun off from Nelvana’s 3D special Miss Spider’s Sunny Patch Kids, based on the best-selling book by children’s author David Kirk.

Management’s Discussion and Analysis

The following should be read in conjunction with the Management Discussion and Analysis and Consolidated Financial Statements and the Notes thereto included in our August 31, 2002 Annual Report. All amounts are stated in Canadian Dollars unless specified otherwise.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Generally Accepted Accounting Principles (GAAP), the Company presents certain supplemental earnings measures and financial information. These are income before depreciation, amortization, interest, other and income taxes (EBITDA), pro forma information, and adjusted basic earnings per share. These measures and financial information do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

EBITDA

This measure is provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. It is also widely used for valuation purposes. A reconciliation of EBITDA and net income is provided in the consolidated statements of income (loss) and retained earnings (deficit). EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) is calculated as net income before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (loss), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation. A listing of these items is disclosed in the consolidated statements of income (loss) and retained earnings (deficit). These items are excluded in the determination of EBITDA as they are non-cash in nature, pre-tax, financing charges, income or expense from investing activities or are not considered to be in the ordinary course of business. EBITDA should not be considered in isolation of or as a substitute for (1) net income or loss, as an indicator of the Company’s operating performance, or (2) cash flows from operating, investing and financing activities, as a measure of the Company’s liquidity.

Pro forma information

Pro forma information (including pro forma revenues, pro forma EBITDA and pro forma EBITDA margin) is provided to assist investors in comparing results between periods after giving effect to significant acquisitions and divestitures. In particular, results from the same period in fiscal 2002 have been adjusted to reflect operating results of all businesses reporting in the current period as if the businesses had been owned for the same number of days in the prior year. Pro forma information is provided on the basis of the Company’s reportable business segments (Television, Radio and Content) for revenues and EBITDA, since there were acquisitions and/or dispositions in each of these divisions during fiscal 2002 and fiscal 2003.

Adjusted basic earnings per share

Adjusted basic earnings per share is provided to assist investors in comparing results between periods after giving effect to items not considered to be in the ordinary course of business and accounting policy changes. A reconciliation of basic earnings per share and adjusted basic earnings per share is provided in Appendix A. Adjusted basic earnings per share should not be considered in isolation of or as a substitute for basic earnings per share as a measure of the Company’s profitability.

Pro forma results reconciliation

The following tables reconcile pro forma revenues and EBITDA(1) for the fourth quarter and for the year ended August 31, 2002 to actual results as reported in the consolidated statements of income (loss) for the same periods and should be read in conjunction with the preceding comments on supplemental earnings measures:

	Three months ended Aug. 31, 2002
(thousands of Canadian dollars)
(Unaudited)	As reported	Acquisitions	Dispositions	Pro forma

	(Restated)(2)
Revenues:
Radio	55,456	—	(196)	55,260
Television	73,684	—	(1,317)	72,367
Content
- Production and Distribution	39,189	—	—	39,189
- Branded consumer products	6,298	—	—	6,298
Eliminations	(2,862)	—	—	(2,862)

	171,765	—	(1,513)	170,252

EBITDA:(1)
Radio	15,284	—	140	15,424
Television	23,564	—	248	23,812
Content
- Production and Distribution	(33,269)	—	—	(33,269)
- Branded consumer products	1,002	—	—	1,002
Corporate	(1,535)	—	—	(1,535)
Eliminations	(625)	—	—	(625)

	4,421	—	388	4,809

	Year ended Aug. 31, 2002

	As reported	Acquisitions	Dispositions	Pro forma

	(Restated)(2)
Revenues:
Radio	211,416	696	(196)	211,916
Television	308,529	15,184	(21,892)	301,821
Content
- Production and distribution	99,357	—	—	99,357
- Branded consumer products	60,558	—	(36,356)	24,202
Eliminations	(5,357)	—	—	(5,357)

	674,503	15,880	(58,444)	631,939

EBITDA:(1)
Radio	52,853	96	140	53,089
Television	99,061	2,232	(5,029)	96,264
Content
- Production and distribution	(28,797)	—	—	(28,797)
- Branded consumer products	7,843	—	(3,291)	4,552
Corporate	(4,750)	—	—	(4,750)
Eliminations	(639)	—	—	(639)

	125,571	2,328	(8,180)	119,719

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) means net income before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, foreign exchange loss, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.
(2)	See note 2 to the consolidated financial statements which discusses the adoption of the proportionate consolidation method for certain investments on a retroactive basis.

Overview of Consolidated Results

Corus exceeded all stated financial targets for fiscal year ended August 31, 2003 despite the unforeseen volatility in the market brought on by war uncertainties, SARS, Mad Cow, and the Ontario Blackout. The targets were: (1) 10% EBITDA Growth in both Radio and Television divisions; (2) cash flow of $20 million; and (3) a cash flow neutral position on Nelvana operations. We are delighted to report the following accomplishments: (1) Pro forma EBITDA growth of 18% and 10%, respectively on Television and Radio; (2) cash provided by operating activities, net of investing activities of $35 million; and (3) a positive cash flow position on Nelvana operations.

Fourth Quarter Results

Revenues

Revenues for fourth quarter fiscal 2003 were $175.1 million, up 2% from $171.8 million last year. Overall, increased revenues in the Television and Radio divisions of 2% and 4%, respectively were offset by lower production and distribution revenue in the Content division as the result of a planned decrease in production. On a pro forma basis, consolidated revenues were up 3% over the prior year.

Operating, general and administrative expenses

Operating, general and administrative expenses for fourth quarter fiscal 2003 were $133.4 million, down from $167.3 million in the prior year and $165.4 million on a prior year pro forma basis. The decrease reflects the $40.0 million write-down in film investments incurred in fiscal 2002 offset by increased variable operating expenses in fiscal 2003 associated with increased revenues.

EBITDA

EBITDA for fourth quarter fiscal 2003 was $41.7 million, compared to $4.4 million last year. On a pro forma basis, EBITDA was up from $4.8 million last year. Television and Radio achieved EBITDA growth of 24% and 9%, respectively. Content reduced its EBITDA loss to $0.9 million in fourth quarter fiscal 2003 from $32.3 million in the prior year. EBITDA as a percentage of revenues was 24% for fourth quarter fiscal 2003 compared to 3% in the prior year on an actual and pro forma basis.

Depreciation

Depreciation expense for fourth quarter fiscal 2003 was $6.7 million, down from $6.8 million last year. The decrease was due to various divestitures partially offset by increased capital asset base in remaining operations.

Amortization

Amortization expense for fourth quarter fiscal 2003 was $2.1 million, down from $3.1 million last year.

Interest on long-term debt

Interest expense for fourth quarter fiscal 2003 was $14.2 million, down from $16.1 million last year primarily due to a lower average debt balance. The effective interest rate for the fourth quarter fiscal 2003 was 8.8% compared to 8.9% in the prior year.

Other expense (income)

Other expense for fourth quarter of fiscal 2003 was $1.5 million, compared to other income of $0.2 million in the prior year due primarily to foreign exchange losses on U.S. dollar denominated bank debt in the current year.

Restructuring charges

During the fourth quarter of fiscal 2002, restructuring charges of $6.2 million were recorded representing workforce reductions of approximately 90 positions and lease termination costs. The restructuring occurred in the Radio and Content divisions.

Asset write-downs

Asset write-downs of $6.9 million in the fourth quarter of fiscal 2002 relate to the Company’s investment in LMiV, an internet venture focused on developing local lifestyle web portals through radio station web sites.

Goodwill and intangible impairment loss

During the fourth quarter of fiscal 2002, as a result of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million, primarily in the Content division.

Income taxes

The effective tax rate for the fourth quarter fiscal 2003 was 25.2% compared to the statutory rate of 37.5%. The difference is primarily due to an increase in the tax rate used to record the benefit of future capital cost allowance deductions in the Content division.

Net income (loss)

Net income for the fourth quarter fiscal 2003 was $12.4 million, up from a loss of $189.9 million last year. Earnings per share (EPS) for fourth quarter fiscal 2003 was $0.29 basic ($0.29 diluted) compared with a loss per share of $4.45 basic (loss per share of $4.45 diluted) last year. Excluding loss (gain) on sale of investments, restructuring charges hedge transaction loss and asset write-downs, adjusted basic EPS for fourth quarter fiscal 2003 was $0.29 compared to a loss per share of $0.43 in the prior year.

Fiscal 2003 Results

Revenues

Revenues for the year were $643.9 million, down 5% from $674.5 million last year. The decrease in revenues was attributable to various business divestitures in fiscal 2002 and 2003 and the planned reduction in Nelvana’s production slate. On a pro forma basis, consolidated revenues were up 2% from $631.9 million last year, reflecting strong advertising revenue growth from the Radio and Television divisions.

Operating, general and administrative expenses

Operating, general and administrative expenses for the year were $478.6 million, down 13% from $548.9 million last year primarily as a result of the $40.0 million write-down in film investment in fiscal 2002 offset by increased variable operating expenses in fiscal 2003 associated with increased revenues. On a pro forma basis, operating, general and administrative expenses decreased 7% from $512.2 million last year.

EBITDA

EBITDA for the year was $165.3 million, up 32% from $125.6 million last year. The Radio division achieved EBITDA of $58.1 million, an increase of 10%. The Television division’s EBITDA of $113.4 million represents an EBITDA growth of 14%. The Content division earned EBITDA of $3.2 million, after incurring a loss of $21.0 million in the prior year. On a pro forma basis, EBITDA was up 38% from $119.7 million last year. Television and Radio achieved pro forma EBITDA growth of 18% and 10% respectively. EBITDA as a percentage of revenues for the year ended August 31, 2003 was 26% compared to 19% in the prior year.

Depreciation

Depreciation expense was $24.7 million for 2003, down from $26.0 million in 2002. The decrease was the result of various business divestitures, offset by a higher capital base in the remaining operations.

Amortization

Amortization was $9.8 million for 2003, up from $8.6 million last year. The increase is the result of a write-off of approximately $1.0 million of deferred financing charges related to a credit facility that was cancelled in 2003.

Interest on long-term debt

Interest expense was $61.0 million, up from $57.7 million last year reflecting higher interest expense associated with a full year’s inclusion in fiscal 2003 of the senior subordinated debt issued in fiscal 2002. The effective interest rate for fiscal 2003 was 8.7% compared to 7.7% in the prior year.

Loss (gain) on sale of investments

The loss on sale of investments in 2003 relate to the disposition of the Company’s 70% interest in the digital channel Country Canada and the sale of the Company’s 100% interest in Sound Products Limited. The prior year’s gain of $18.2 million resulted from the disposal of the Company’s interest in The Comedy Network, Klutz and Viewer’s Choice, and the sale of Astral Media Inc. shares.

Other expense (income)

Other income for the year was $9.4 million, compared to an expense of $0.3 million in the prior year. This increase is the result of foreign exchange gains on U.S. dollar denominated bank debt in the current year.

Restructuring charges

In response to the weakened world market for film production and distribution, Corus continued to streamline operations to ensure the Company’s profitability and competitive positioning in all divisions. Accordingly, restructuring charges of $5.0 million were recorded in the year, representing primarily workforce reductions in the Content division. This reduced workforce is reflective of the reduced level of production slated in the current and future years. The results for fiscal 2002 included restructuring charges of $22.1 million.

Hedge transaction loss

The hedge transaction loss of $20.4 million in fiscal 2002 reflects the non-cash expense associated with unwinding U.S. $147 million of cross-currency interest rate swaps.

Asset write-downs

Non-core assets were written down in fiscal 2003 in the amount of $2.4 million. Asset write-downs of $15.3 million in fiscal 2002 relate primarily to the discontinuation of the operations of Balmur Corus Music Inc., a music and television production business, and the write-down of the Company’s investments in Liberty Digital Inc. and LMiV to net realizable value.

Goodwill and intangible impairment loss

During fiscal 2002, as a result of the adoption of the new accounting pronouncements and annual impairment testing, Corus recorded a non-cash charge for goodwill and intangible impairment of $162.8 million primarily in the Content division associated with the production and distribution business.

Income taxes

The effective tax rate for the year ended August 31, 2003 was 40.3% compared to the statutory rate 37.5% primarily due to the difference between tax and accounting treatment of the business divestitures during the year.

Net income

Net income for the fiscal 2003 was $40.0 million, compared to a loss of $168.6 million in the prior year. Earnings per share were $0.94 basic ($0.94 diluted) compared with a loss per share of $3.96 basic ($3.96 diluted) last year.

Excluding loss (gain) on sale of investments, restructuring charges, hedge transaction loss and asset write-downs, adjusted EPS for the year ended August 31, 2003 was $1.10 compared to $0.25 in the prior year.

Radio

The Radio division comprises 50 radio stations situated primarily in eight of the ten largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended			Year ended

(Unaudited)	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)
Revenues	57,682	55,456	55,260	226,034	211,416	211,916
EBITDA(1)	16,642	15,284	15,424	58,114	52,853	53,089
EBITDA margin(2)	29%	28%	28%	26%	25%	25%

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) means net income before minority interest, equity earnings from investees, income tax expense (recovery),goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.
(2)	EBITDA margin means EBITDA as a percentage of revenues.
(3)	See table under Supplemental Earnings Measures.

Revenues for the fourth quarter and year ended August 31, 2003 were $57.7 million and $226.0 million, up 4% and 7% respectively, over the corresponding periods last year. On a pro forma basis there was no significant increase or decrease in revenues. In the fourth quarter, Corus Radio continued to benefit from the recovery in the advertising market with national sales up 7% over the prior year. According to the Trans-Canada Radio Advertising by Market (“TRAM”) report for the year ended August 31, 2003, total advertising sales for Corus’ major market radio stations exceeded overall major market growth.

Operating, general and administrative expenses for the fourth quarter fiscal 2003 and year ended August 31, 2003 were $41.0 million and $167.9 million, up 2% and 6% over the corresponding periods last year reflecting increased variable costs associated with increased revenues and the new reproduction rights tariff established by the Copyright Board of Canada. The tariff requires radio licensees to commit up to 0.8% of revenues to be paid in royalties to Canadian artists, with retroactive payments to 2001. The impact to Corus in fiscal 2003 was a one-time retroactive payment of approximately $2.0 million that was charged to operations.

EBITDA for the fourth quarter fiscal 2003 and year ended August 31, 2003 were $16.6 million and $58.1 million, up 9% and 10% over the corresponding periods last year (up 14% for the year excluding the one-time retroactive payment of the new reproduction rights tariff). EBITDA margin for the quarter was 29% compared to 28% last year. EBITDA margin for the year was 26% compared to 25% last year.

Television

The Television division is comprised of the following: specialty television networks YTV, Treehouse TV, W Network, Corus’ 80% interest in CMT (Country Music Television), 50.5% interest in Telelatino, 50% interest in Locomotion, and 40% interest in Teletoon; Corus’ Premium Television Services of Movie Central and Encore; interests in three digital television channels, Scream, Discovery Kids and The Documentary Channel; Digital ADventure, a cable advertising service; three local television stations; and Max Trax, a residential digital audio service.

Financial Highlights

	Three months ended			Year ended

(Unaudited)	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

		[Restated](3)	Pro forma(4)		[Restated](3)	Pro forma(4)
Revenues	75,183	73,684	72,367	306,885	308,529	301,821
EBITDA(1)	29,273	23,564	23,812	113,415	99,061	96,264
EBITDA margin(2)	39%	32%	33%	37%	32%	32%

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) means net income before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-term debt, amortization and depreciation.
(2)	EBITDA margin means EBITDA as a percentage of revenues.
(3)	See note 2 to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis.
(4)	See table under Supplemental Earnings Measures.

Revenues for the fourth quarter and year ended August 31, 2003 were $75.2 million and $306.9 million, up 2% and down 1% respectively, over the corresponding periods last year. Fiscal 2003 results reflect the operations of W Network for a full year but do not reflect the operations of Viewer’s Choice which was disposed of in fiscal 2002. On a pro forma basis, revenues were up 4% for the quarter and 2% for the year. The Television division enjoyed impressive audience growth in fiscal 2003. The specialty analog television services, YTV, W Network and CMT, posted a 40% increase in the important Adult 25-54 demographic over the previous year, outpacing the industry trend. Advertising revenues were up 6% for the quarter and 9% for the year (or 5% for the year on a pro forma basis). The majority of the advertising revenue gain came from the strong performance at W Network which bettered prior year by 29% for the quarter and 36% for the year on a pro forma basis. Subscriber revenues were up 2% for the quarter and flat over the prior year on a pro forma basis. Despite premium subscriber declines in Spring/Summer 2002 due to pricing activity by broadcast distribution undertakings, Movie Central, Corus’ western-based pay television service, finished the year with 658,000 subscribers, up 8% from the prior year.

Operating, general and administrative expenses for the fourth quarter fiscal 2003 and year ended August 31, 2003 were $45.9 million and $193.5 million, down 8% for both the quarter and year reflecting primarily the disposition of Viewer’s Choice in fiscal 2002. On a pro forma basis, operating, general and administrative expenses were down 5% for the quarter and 6% for the year due to cost saving initiatives in programming and administrative expenses.

EBITDA for the fourth quarter fiscal 2003 and year ended August 31, 2003 was $29.3 million and $113.4 million, up 24% and 14% over the corresponding periods last year. On a pro forma basis, EBITDA was up 23% for the quarter and 18% for the year. EBITDA as a percentage of revenues for the quarter was 39% compared to 33% on a pro forma basis last year. EBITDA as a percentage of revenues for the year was 37% compared to 32% on a pro forma basis last year.

Content

Content’s operations consist of the production and distribution of television programs, merchandise licensing and publishing.

Financial Highlights

	Three months ended			Year ended

(Unaudited)	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2002	2003	2002	2002

			Pro forma(3)			Pro forma(3)
Revenues
- production & distribution	26,257	39,189	39,189	70,474	99,357	99,357
- branded consumer products	17,806	6,298	6,298	45,795	60,558	24,202

	44,063	45,487	45,487	116,269	159,915	123,559

EBITDA(1)
- production & distribution	(3,782)	(33,269)	(33,269)	(5,185)	(28,797)	(28,797)
- branded consumer products	2,893	1,002	1,002	8,351	7,843	4,552

	(889)	(32,267)	(32,267)	3,166	(20,954)	(24,245)

EBITDA margin(2)
- production & distribution	—	—	—	—	—	—
- branded consumer products	16%	16%	16%	18%	13%	19%

	—	—	—	3%	—	—

(1)	EBITDA (which corresponds to the line item “Operating income before the following” in the consolidated statements of income (loss) and retained earnings (deficit)) means net income before minority interest, equity earnings from investees, income tax expense (recovery), goodwill and intangible impairment loss, asset write-downs, hedge transaction loss, restructuring charges, other expense (income), loss (gain) on sale of investments, interest on long-tem debt, amortization and depreciation.
(2)	EBITDA margin means EBITDA as a percentage of revenues.
(3)	See table under Supplemental Earnings Measures.

Revenues for the fourth quarter and year ended August 31, 2003 were $44.1 million and $116.3 million, down 3% in the quarter and 27% for the year. The full year fiscal 2003 results do not reflect the operations of Klutz, the U.S. publishing business, which was disposed of in fiscal 2002. On a pro forma basis, revenues decreased 6% from $123.6 in the prior year.

The production and distribution revenues for the fourth quarter and year ended August 31, 2003 were $26.3 million and $70.5 million, down 33% in the quarter and 29% for the year reflecting lower planned production in the quarter (31 episodes compared to 99 episodes in fourth quarter fiscal 2002) and current year (140 episodes compared to 252 episodes in fiscal 2002).

For the branded consumer products business, revenues for the fourth quarter fiscal 2003 and year ended August 31, 2003 were $17.8 million and $45.8 million, up 183% for the quarter and down 24% for the year (up 89% for the year on a pro forma basis excluding Klutz). The tremendous growth in revenues was due to the strong merchandising sales from Beyblade and Rescue Heroes.

Operating, general and administrative expenses for the fourth quarter fiscal 2003 and year ended August 31, 2003 were $45.0 million and $113.1 million, down 42% and 37% over the corresponding periods last year. On a pro forma basis, operating, general and administrative expenses were down 42% for the fourth quarter and 23% for the year reflecting the $40.0 million write-down in film investments in fiscal 2002 offset by a higher rate of amortization of film investments and higher cost of sales associated with increased merchandising revenues.

EBITDA for the fourth quarter fiscal 2003 was a loss of $0.9 million, up from a loss of $32.3 million. For the year ended August 31, 2003, EBITDA was $3.2 million, up from a loss of $21.0 million in the prior year (loss of $24.2 million in the prior year on a pro forma basis). EBITDA margin for the quarter was negative. However, EBITDA margin for the year was 3% compared to negative margin on a pro forma basis last year.

Liquidity and Capital Resources

Cash flow

Overall, the Company’s cash position increased $21.1 million in the fourth quarter and $17.2 million in the fiscal year.

Cash provided by operating activities for the fourth quarter was $70.7 million, up from $36.1 million last year. For the fiscal year, cash flow from operations was $64.6 million, up from $27.9 million last year. The increase is due primarily to lower net additions to film investments as a result of a reduced production slate in the Nelvana operations. This was offset by a decrease in non-cash working capital balances primarily as a result of a lower accounts payable balance at August 31, 2003.

Cash used in investing activities was $4.7 million for fourth quarter 2003 (fourth quarter 2002 — cash provided of $19.6 million) and $29.3 million for fiscal year 2003 (fiscal year 2002 — cash provided of $49.9 million). Cash usage in fiscal 2003 consisted primarily of capital asset additions, deferred charges, business acquisitions and investments as described below:

•	Capital expenditures amounted to $3.9 million in fourth quarter 2003 (fourth quarter 2002 — $9.3 million) and $14.9 million in fiscal year 2003 (fiscal year 2002 — $28.2 million) reflecting a planned reduction of capital expenditures throughout the year.
•	There were no significant additions to deferred charges in fourth quarter 2003 and fiscal 2003. Additions to deferred charges in fiscal year 2002 include $17.8 million related to financing costs incurred for the issuance of the senior subordinated notes.
•	Cash usage for material business acquisitions and investments in fiscal year 2002 was $117.6 million which consisted of WTN, Telelatino, Locomotion, and increased interests in The Comedy Network and DMX Music. There were no material business acquisitions and investments in fiscal 2003.
•	Cash usage in fourth quarter 2002 and fiscal year 2002 was partially offset by net proceeds received from business divestitures and sale of investments. Fourth quarter 2002 included $33.0 million from the disposition of Viewer’s Choice and fiscal year 2002 included $229.9 million from the disposition of interests in The Comedy Network, Astral Media non-voting shares, Klutz and Viewer’s Choice.

Cash used in financing activities in fourth quarter 2003 was $44.8 million (fourth quarter 2002 — $40.2 million) and in fiscal year 2003 was $18.1 million (fiscal year 2002 $51.2 million) reflecting management’s effort to reduce debt during the year. Fiscal year 2002 reflected a significant repayment of long-term debt as a result of proceeds from the disposition of non-core assets.

Bank Loans

During the year, the Company cancelled its revolving credit facility of $150 million, which was undrawn at the time of cancellation. At August 31, 2003, the Company had available a $25.0 million revolving operating loan facility and a senior revolving credit facility of $240.0 million, of which approximately $201.0 million was undrawn. Interest rates on the bank loans fluctuate with Canadian banker’s acceptances and LIBOR and averaged 4.8% for fiscal 2003 and 6.7% in fiscal 2002.

Net Debt to EBITDA

At August 31, 2003, net debt (long-term debt net of cash) was $514.6 million, down from $622.4 million in the prior year. Adjusting for the foreign currency hedge on the senior subordinated notes, net debt at August 31, 2003 was $599.0 million, down from $641.8 million in the prior year.

The ratio of net debt to EBITDA (excluding the write-down to film investments in the fourth quarter of 2002) at August 31, 2003 is 3.1 times. Adjusting also for the foreign currency hedge on the senior subordinated notes, the ratio of net debt to EBITDA at August 31, 2003 is 3.6 times, down from 3.9 times at August 31, 2002. Management considers the current level of net debt to EBITDA of 3.6 times to be reasonable as the Company works toward improving this multiple.

Impact of New Accounting Pronouncements Adopted in 2003

Foreign Currency Translation

The Company has retroactively adopted with restatement Section 1650, Foreign Currency Translation, of the CICA Handbook which eliminates the unique Canadian treatment of deferring and amortizing unrealized translation gains and losses on long term monetary items. The new recommendations require that these unrealized translation gains and losses be included in the determination of net income as they arise. The retroactive adoption of this accounting policy resulted in an increase of $2.6 million to fiscal 2002 opening retained earnings and a decrease of $2.6 million to fiscal 2002 net income.

Stock-based Compensation

In 2001, the CICA issued Handbook Section 3870, effective for fiscal years beginning on or after January 1, 2002. This pronouncement established a new standard for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided to a company by both employees and non-employees.

The standard requires that, for all stock-based payments to non-employees and to employees where the stock-based awards call for settlement in cash or other assets, including stock appreciation rights, a compensation expense be recognized in the statement of earnings, determined using a fair value based method of accounting. The standard was adopted by the Company for its fiscal year beginning September 1, 2002 and has been applied to stock-based awards granted on or after that date.

The Company adopted the new standard on September 1, 2002, and includes the compensation costs associated with such payments and awards in its statement of earnings. Additionally, for stock options granted to its employees, the new standard permits the Company to continue its existing policy of recognizing no compensation expense. Consideration paid by employees on the exercise of stock options is recorded as an increase in the Company’s cash and share capital accounts (for details of the pro forma disclosure of stock option expense, see Note 5 of the financial statements).

Recent Accounting Pronouncements

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, Hedging Relationships (“AcG-13”). AcG-13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s fiscal year commencing on September 1, 2003 under Canadian GAAP. To qualify for hedge accounting, consistent with U.S. GAAP, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedge. The Company currently documents all hedging relationships on an ongoing basis. The Company expects to be able to comply with the requirements of AcG-13 such that all of its current hedges will continue to qualify for hedge accounting.

Asset Retirement Obligations

In March 2003, the CICA issued Handbook Section 3110, Asset Retirement Obligations, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new Section replaces the requirements in Section 3061, Property, Plant And Equipment, and Section 4430, Capital Assets Held By Not-For-Profit Organizations, concerning future removal and site restoration costs. The Section harmonizes Canadian requirements with the provisions of FASB Statement No. 143, Accounting for Asset Retirement Obligations.

Section 3110 applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Section requires the recognition of all legal obligations associated with the retirement of a tangible long-lived asset. Retirement includes the sale, abandonment, recycling or other disposal of an asset, but not its temporary idling.

This new Section is effective for fiscal years beginning on or after January 1, 2004, although earlier application is encouraged. The Section is applied on a retroactive basis with restatement of prior periods, but based on the fair value of asset retirement obligations at the beginning of the fiscal year in which the requirements are first applied. The Company plans to comply with the requirements of Section 3063 for its fiscal year commencing on September 1, 2005.

Impairment of Long-Lived Assets

In December 2002, the CICA recently issued Handbook Section 3063, Impairment of Long-Lived Assets, thereby replacing the write-down provisions of Section 3061, Property, Plant and Equipment. This new Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises and harmonizes Canadian requirements with the U.S. impairment provisions of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

Under the new Section, an impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. This represents a significant change to Canadian GAAP, which previously measured the amount of the impairment as the difference between the long-lived asset’s carrying value and its net recoverable amount (i.e. undiscounted cash flows plus residual value).

Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective, with earlier adoption encouraged. Effective September 1, 2004 the Company will account for any impairment of long-lived assets in accordance with Section 3063. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

Consolidation of Variable Interest Entities

In effort to expand on and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity, the CICA has issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities. Although initially intended to cover special-purpose entities (SPEs) or off-balance sheet structures, AcG-15 takes an approach of setting out criteria for identifying variable interest entities (VIEs) and then further criteria for determining what entity, if any, should consolidate them. It has become apparent that the VIE criteria will “catch” numerous entities that we would not think of as SPEs. The AcSB decided to defer the effective date of the Guideline to annual and interim periods beginning on or after November 1, 2004, except for certain disclosure requirements. The AcSB decided that enterprises should provide disclosures about VIEs in which they hold significant variable interests for periods beginning on or after January 1, 2004. The Company will be following the guidelines in AcG-15 after January 1, 2004. The Company has not estimated the impact that this Guideline will have on its consolidated financial statements.

Accounting for Severance and Termination Benefits

The CICA recently issued EIC-134, Accounting for Severance and Termination Benefits. The guidelines require that severance benefits that do not accumulate or vest should be accrued as a liability and expensed when the event that obligates the entity occurs. Those benefits that accumulate or vest should be accrued and expensed in the period in which the employees render services to the entity, provided payment of the benefits is probable and the amount can be reasonably estimated. The liability should be measured at its actuarial present value. The Company will be following the guidelines in EIC-134 for severance benefits, if any, it initiates after March 31, 2003.

Accounting for Costs Associated with Exit and Disposal Activities (Including Cost Incurred in a Restructuring)

The CICA recently issued EIC-134, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). The guidelines require that a liability for a cost associated with an exit or disposal activity should be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability is incurred when an obligation arises from a past transaction or event, the settlement of which may result in the transfer or use of assets, provision of services or other yielding of economic benefits in the future. An entity’s commitment to an exit or disposal plan, by itself, is not the requisite past transaction or event for recognition of a liability. In subsequent periods, changes to the liability should be measured using the discount rate that was initially used to measure the liability. EIC-135 applies to exit or disposal activities initiated after March 31, 2003. The Company will be following the guidelines in EIC-135 for exit or disposal activities, if any, it initiates after March 31, 2003.

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2002.

Forward-Looking Statements

This Report to Shareholders contains forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will” or similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are based on our current expectations and our projections about future events. However, whether actual results and developments will conform with our expectations and projections is subject to a number of risks and uncertainties, including, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations, policies and copyright tariffs or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; and, changes in accounting standards. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown and unpredictable factors could also harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

On behalf of the Board,

John M. Cassaday President and Chief Executive Officer	Heather A. Shaw Executive Chair	October 24, 2003

CORUS ENTERTAINMENT INC.
APPENDIX A
ADJUSTED BASIC EARNINGS PER SHARE
(Unaudited)

Net income for the three months and year ended August 31, 2003 and 2002 reflect a number of items not considered to be in the ordinary course of business and accounting policy changes which affect the comparability of the figures. These items include:

•	Gains and losses on sale of investments in fiscal 2003 and 2002
•	Restructuring charges in fiscal 2003 and 2002
•	Hedge transaction loss in 2002
•	Asset write-downs in 2003 and 2002
•	Goodwill and intangible impairment loss in 2002

Comparable results, adjusted to exclude the above items are as follows:

	Three months ended		Year ended

	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2003	2002

		[Restated](2)		[Restated](2)
Net income (loss), as reported	12,432	(189,877)	40,021	(168,647)
Loss (gain) on sale of investments, after-tax	—	—	1,536	(19,890)
Restructuring charge, after-tax	—	3,721	3,480	13,253
Hedge transaction loss, after-tax	—	—	—	11,749
Asset write-downs, after-tax	—	5,602	2,030	11,898
Goodwill and intangible impairment loss, after-tax	—	162,124	—	162,124

Adjusted net income	12,432	(18,430)	47,067	10,487

	Three months ended		Year ended

	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(dollars per share)	2003	2002	2003	2002

		[Restated](2)		[Restated](2)
Basic earnings (loss) per share, as reported	0.29	(4.45)	0.94	(3.96)
Loss (gain) on sale of investments, after-tax	—	—	0.03	(0.46)
Restructuring charge, after-tax	—	0.09	0.08	0.31
Hedge transaction loss, after-tax	—	—	—	0.28
Asset write-downs, after-tax	—	0.13	0.05	0.28
Goodwill and intangible impairment loss, after-tax	—	3.80	—	3.80

Adjusted basic earnings per share(1)	0.29	(0.43)	1.10	0.25

(1)	See Supplemental Earnings Measures
(2)	See note 2 to the consolidated financial statements which discusses the adoption of the proportionate consolidation for certain investments on a retroactive basis and the new Canadian accounting standard with respect to foreign currency translation.

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

As at August 31
(Unaudited)
(thousands of Canadian dollars)	2003	2002

		Restated
		[note 2]
ASSETS
Current
Cash and cash equivalents	43,874	26,644
Accounts receivable	158,689	172,406
Prepaid expenses and other	11,385	14,254
Program and film rights	73,107	57,393
Future tax asset	10,230	—

Total current assets	297,285	270,697

Tax credits receivable	27,109	30,332
Investments and other assets	38,786	33,655
Capital assets	89,378	101,348
Program and film rights	28,365	24,736
Film investments	134,564	140,601
Deferred charges	26,581	37,721
Broadcast licenses [note 4]	509,040	509,329
Goodwill [note 4]	789,518	791,565

	1,940,626	1,939,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	173,749	193,119
Income taxes payable	16,182	6,243
Future tax liability	—	2,248
Current portion of long-term debt	—	2,391

Total current liabilities	189,931	204,001

Long-term debt	558,437	646,614
Deferred credits	128,802	76,631
Future tax liability	165,556	149,967
Other long-term liabilities	7,048	6,610
Minority interest	6,175	5,445

Total liabilities	1,055,949	1,089,268

SHAREHOLDERS’ EQUITY
Share capital [note 5]	881,631	881,415
Retained earning (deficit)	8,135	(31,886)
Cumulative translation adjustment [note 3]	(5,089)	1,187

Total shareholders’ equity	884,677	850,716

	1,940,626	1,939,984

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)

	Three months ended		Year ended

(Unaudited)	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars except per share amounts)	2003	2002	2003	2002

		Restated		Restated
		[note 2]		[note 2]
Revenues	175,138	171,765	643,918	674,503
Operating, general and administrative expenses [note 3]	133,401	167,344	478,606	548,932

Operating income before the following	41,737	4,421	165,312	125,571
Depreciation	6,658	6,817	24,708	25,980
Amortization	2,061	3,116	9,792	8,570
Interest on long-term debt	14,198	16,109	61,030	57,731
Loss (gain) on sale of investments	—	—	994	(18,172)
Other expense (income) [note 3]	1,541	197	(9,386)	289
Restructuring charges [note 7]	—	6,201	5,025	22,089
Hedge transaction loss	—	—	—	20,429
Asset write-downs	—	6,869	2,368	15,240
Goodwill and intangible impairment loss	—	162,772	—	162,772

Income (loss) before income taxes	17,279	(197,660)	70,781	(169,357)
Income tax expense (recovery)	4,346	(8,295)	28,534	(2,245)

Income (loss) before equity earnings from investees and minority interest	12,933	(189,365)	42,247	(167,112)
Equity earnings from investees	—	—	—	115
Minority interest	(501)	(512)	(2,226)	(1,650)

Net income (loss) for the period	12,432	(189,877)	40,021	(168,647)

Retained earnings (deficit), beginning of period, as previously reported	(4,297)	157,991	(31,886)	284,151
Adjustment for change in accounting policies [note 2]	—	—	—	(147,390)

Retained earnings (deficit), end of period	8,135	(31,886)	8,135	(31,886)

Earnings (loss) per share
Basic	0.29	$(4.45)	0.94	$(3.96)
Diluted	0.29	$(4.45)	0.94	$(3.96)
Weighted average number of shares outstanding [in thousands] [note 8]
Basic	42,641	42,641	42,641	42,621
Diluted	42,687	42,641	42,645	42,621

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended

(Unaudited)	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2003	2002

		Restated		Restated
		[note 2]		[note 2]
OPERATING ACTIVITIES
Net income (loss)	12,432	(189,877)	40,021	(168,647)
Add (deduct) non-cash items:
Depreciation	6,658	6,817	24,708	25,980
Amortization of program and film rights	22,197	28,669	87,931	105,461
Amortization of film investments	28,490	69,280	64,578	124,943
Other amortization	2,061	3,116	9,792	8,570
Future income taxes	4,010	(14,307)	3,257	(35,845)
Loss (gain) on sale of investments	—	—	994	(18,172)
Equity earnings from investees	—	—	—	(115)
Hedge transaction loss	—	12,058	—	20,429
Asset write-downs	—	(5,189)	2,368	15,240
Goodwill and intangible impairment loss	—	162,772	—	162,772
Minority interest	501	512	2,226	1,650
Other [note 3]	2,555	1,125	(5,451)	298

Cash flow derived from operations	78,904	74,976	230,424	242,564
Net change in non-cash working capital balances related to operations	17,135	33,290	3,381	20,333
Payment of program and film rights	(29,999)	(26,748)	(102,541)	(104,752)
Net reduction (additions) to film investments	4,949	(47,261)	(66,197)	(132,512)
Other	(326)	1,851	(445)	2,259

Cash provided by (used in) operating activities	70,663	36,108	64,622	27,892

INVESTING ACTIVITIES
Additions to capital assets	(3,868)	(9,294)	(14,908)	(28,176)
Net proceeds from sale of investments	—	—	—	134,827
Net proceeds from business divestitures	1,958	33,000	4,005	95,067
Business acquisitions, net of cash acquired	—	(36)	—	(90,581)
Decrease (increase) in investments	1,279	(1,275)	(5,312)	(27,068)
Additions to deferred charges	(14)	(1,841)	(80)	(26,278)
Dividends paid to minority interest	(1,496)	—	(1,496)	—
Decrease in public benefits associated with acquisitions	(2,443)	(1,503)	(12,198)	(7,444)
Other	(133)	579	690	(421)

Cash provided (used in) by investing activities	(4,717)	19,630	(29,299)	49,926

FINANCING ACTIVITIES
Decrease in bank overdrafts	—	—	—	(3,600)
Increase/(decrease) in bank loans	(44,734)	(37,281)	(15,499)	(557,648)
Increase in subordinated notes	—	—	—	604,000
Decrease in securitized borrowing	—	—	—	(89,500)
Decrease in other long-term debt	(64)	(3,325)	(2,810)	(3,325)
Issuance of shares [note 5]	—	—	—	944
Other	—	400	216	(2,045)

Cash used in financing activities	(44,798)	(40,206)	(18,093)	(51,174)

Net increase in cash and cash equivalents during the period	21,148	15,532	17,230	26,644
Cash, beginning of the period	22,726	11,112	26,644	—

Cash and cash equivalents, end of the period	43,874	26,644	43,874	26,644

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

1.	SIGNIFICANT ACCOUNTING POLICIES

The notes presented in these interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements. As a result, these interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

These interim unaudited consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as disclosed in note 2.

2.	ACCOUNTING CHANGES

The following changes were made to the financial statements for the year ended August 31, 2002:

	As previously		As
	reported	Adjustment	restated
[thousand of Canadian dollars except per share amount]	$	$	$

Total assets	1,925,156	14,828	1,939,984
Total liabilities	1,074,141	15,127	1,089,268
Revenues	652,784	21,719	674,503
Operating income before the following	116,496	9,075	125,571
Income (loss) before income taxes	(174,596)	5,239	169,357
Net loss for the year	(166,037)	(2,610)	(168,647)
Basic loss per share	$(3.90)	$(0.06)	$(3.96)
Diluted loss per share	$(3.90)	$(0.06)	$(3.96)

[i] Proportionate consolidation

Effective September 1, 2002, the Company has retroactively adopted with restatement the proportionate consolidation of its 40% interest in Teletoon and its 50% interest in The Locomotion Channel. Both of these investments afford the Company joint control of the strategic operating, investing and financing decisions and the Company is now reflecting the assets, liabilities, and operating results to the extent that the Company owns them. The retroactive adoption of this accounting policy has had no impact on net loss and loss per share for 2002, as the previous equity accounting treatment for these investments resulted in the same net loss as the proportionate consolidation treatment. The consolidated balance sheet as at August 31, 2002 and the consolidated statement of income (loss) and retained earnings (deficit) and consolidated statement of cash flows for the year ended August 31, 2002 have been restated to reflect the Company’s proportionate share of these investments.

[ii] Foreign currency translation

Effective September 1, 2002, the Company has retroactively adopted with restatement the amended Canadian standard for foreign currency translation, which is consistent with U.S. standards, and eliminates the deferral and amortization of unrealized translation gains and losses on long-term monetary items that are not hedged. The standard requires that unrealized translation gains and losses be included in the determination of net income as they arise. The adoption of this accounting policy resulted in an increase of $2,610,000 to fiscal 2002 opening retained earnings and an increase of $2,610,000 to fiscal 2002 net loss.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

[iii] Stock-based compensation

Effective September 1, 2002, the Company has adopted the new accounting standard that requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees, but does require additional disclosures of pro forma information. This pro forma information is disclosed in note 5 of these consolidated financial statements.

3.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income and retained earnings and the consolidated statements of cash flows as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relate to operating activities while others are of a financing nature. The following table details the foreign exchange gains and losses:

	Three months ended		Year ended

	Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)	2003	2002	2003	2002

Consolidated statements of income (loss) and retained earnings (deficit)
Operating, general and administrative expenses	(216)	(574)	(772)	(552)
Other expense (income)	2,419	1,381	(6,638)	4,149

Total foreign exchange loss (gain)	2,203	807	(7,410)	3,597

Consolidated statements of cash flows
Add(deduct) non-cash items — Other	149	(2,810)	(7,259)	(2,102)

An analysis of the cumulative translation adjustments shown separately is shareholders’ equity as follows:

(thousands of Canadian dollars)	2003	2002

Balance, August 31, 2002	(1,187)	940
Effect of exchange rate valuation on translation of Net assets of self-sustaining foreign operations	(6,276)	247

Balance, August 31, 2002	5,089	1,187

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

4.	BROADCAST LICENSES AND GOODWILL

The changes in the carrying amount of broadcast licenses and goodwill for the year ended Aug. 31, 2003 are as follows:

			August 31,		August 31,
(thousands of Canadian dollars)			2002	Disposals	2003

Broadcast licenses			509,329	(289)	509,040

Goodwill
	Television		329,247	—	329,247
	Radio		414,980	(2,047)	412,933
	Content	— Production & Distribution	24,953	—	24,953
		— Branded Consumer Products	22,385	—	22,385

			791,565	(2,047)	789,518

5.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Class A participating shares (“Class A Voting Shares”), Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred shares.

Issued and Outstanding

Aug. 31	Aug. 31		Aug. 31	Aug. 31
2003	2002		2003	2002
(number of shares)			(thousands of Canadian dollars)

1,726,712	1,838,712	Class A Voting Shares	26,743	28,478
40,914,588	40,802,588	Class B Non-Voting Shares	856,717	854,982
—	—	Executive stock purchase loans	(1,829)	(2,045)

42,641,300	42,641,300		881,631	881,415

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Von-Voting Shares to eligible officers, director, and employees of or consultants to the Company. The maximum number of shares that can be reserved for issuance under the plan in 4,084,642 shares. All options granted are for terms not to exceed ten years from the grant date. The exercise price of each option equals the market price of the Company’s stock on the date of the grant. Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

During fiscal 2003, the Company granted 580,852 stock options with a weighted average of $21.03 per share, and an estimated life of seven and a half years.

\

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

On January 23, 2003 the Board of Directors approved an extension of the lives of all outstanding options subject to shareholder approval at the Annual and Special Meeting of Shareholders of the Company to be held in December, 2003. Including those options listed in the table above, the original five year life of all currently outstanding options was adjusted to seven and a half years. The benefit of this extended option life to the employees, calculated using the Black Scholes option pricing model, is reflected in the pro forma disclosure to the extent that the options are vested.

As of August 31, 2003, the Company has outstanding stock options for 3,017,286 Class B Non-Voting shares, of which 1,218,912 are exercisable.

On September 1, 2003, the Company granted a further 516,000 options for Class B Non-Voting Shares to eligible officers, directors, and employees of or consultants to the Company. The options are exercisable at $23.90 per share.

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange on August 31, 2005, multiplied by the number of vested units determined by achievement of specific performance-based criteria. The employee must be actively employed by Corus as of the end of the restriction period (August 31, 2005) to receive a payment of the vested units. Compensation expense related to the PSUs is accrued over the term of the restriction period based on the expected total compensation to be paid out at the end of the restriction period, factoring in the probability of any performance-based criteria being met during the period. The compensation expense recorded for the year ended August 31, 2003 in respect of this plan was $1.3 million (2002 — nil) and has been recorded in operating, general and administrative expenses.

Pro forma impact of stock-based compensation

As described in note 2, the Company applies the intrinsic value based method of accounting for stock options granted to employees. Accordingly, no compensation cost has been recorded for the Company’s Stock Option Plan. Had compensation cost for the Company’s Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Year ended
[thousands of Canadian dollars except per share amounts]	August 31, 2003

Net income	40,021
Pro forma net income	34,824
Pro forma basic earnings per share	$0.82
Pro forma diluted earnings per share	$0.82

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Assumptions

Expected life	From 2.5 to 7.5 years
Risk-free interest rates	4.9% to 5.0%
Dividend yield	0%
Volatility	39.3% to 41.1%

For the purposes of pro forma disclosure, the estimated fair value of the options is amortized to income over the option’s vesting period on a straight-line basis.

6.	BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment is comprised of 50 radio stations [2002 — 52 radio stations], situated primarily in high growth urban centres in Canada. Revenues are derived from advertising aired over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, several conventional television stations, digital audio services and cable advertising services. Revenues are generated from affiliate subscriber fees and advertising.

Content

The Content segment includes the production and distribution of film and television programs and the branded consumer products business [formerly merchandise licensing and publishing businesses] of Nelvana Limited which was acquired in fiscal 2001. Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates the business segments’ performance using a profit measure based on revenues less operating, general and administrative expenses.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

(a) Revenues and segment profit

		Three months ended		Year ended

		Aug. 31	Aug. 31	Aug. 31	Aug. 31
(thousands of Canadian dollars)		2003	2002(2)	2003	2002(2)

Revenues
Radio		57,682	55,456	226,034	211,416
Television		75,183	73,684	306,885	308,529
Content	— production and distribution	26,257	39,189	70,474	99,357
	— branded consumer products(1)	17,806	6,298	45,795	60,558
Eliminations		(1,790)	(2,862)	(5,270)	(5,357)

		175,138	171,765	643,918	674,503

Segment Profit
Radio		16,642	15,284	58,114	52,853
Television		29,273	23,564	113,415	99,061
Content	— production and distribution	(3,782)	(33,269)	(5,185)	(28,797)
	— branded consumer products(1)	2,893	1,002	8,351	7,843
Corporate		(2,968)	(1,535)	(8,779)	(4,750)
Eliminations		(321)	(625)	(604)	(639)

		41,737	4,421	165,312	125,571

(b) Segment assets

		Aug. 31	Aug. 31
(thousands of Canadian dollars)		2003	2002(2)

Segment assets
Radio		331,143	334,209
Television		528,049	487,335
Content	— production and distribution	233,969	271,252
	— branded consumer products	10,106	14,519
Corporate		848,506	833,791
Eliminations		(1,147)	(1,122)

		1,940,626	1,939,984

(1)	With the sale of Klutz in April 2002, the Company combined its publishing and merchandising segments into the branded consumer products segment.
(2)	See note 2.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
May 31, 2003

7.	RESTRUCTURING CHARGES

During the year ended August 31, 2003, a restructuring charge of $5.0 million [2002 — $22.1 million] was recorded. The charge in fiscal 2003 represents workforce reductions and contract settlements primarily in the Content division. This reduced workforce is indicative of the reduced level of programming slated for future production. The provision at August 31, 2003 of $3.6 million is expected to be substantially drawn down by the end of fiscal 2004.

Changes in the restructuring provision are summarized as follows:

	Balance at	Restructuring	Paid in	Balance at
[thousands of Canadian dollars]	Aug. 31, 2002	charges	the year	Aug. 31, 2003

Workforce reduction	7,294	2,865	8,840	1,319
Contract settlement and lease costs	3,787	2,160	3,893	2,054
Other	261	—	66	195

	11,342	5,025	12,799	3,568

8.	EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators used for the computation of the basic and diluted earnings per share amounts.

	Three-months ended		Year ended

	Aug. 31	Aug. 31	Aug. 31	Aug. 31
[thousands of Canadian dollars]	2003	2002	2003	2002

Net income (loss) for the period [numerator]	12,432	(189,877)	40,021	(168,647)

[thousands of shares]
Weighted average number of shares outstanding [denominator]
Weighted average number of share outstanding — basic	42,641	42,641	42,641	42,621
Effect of dilutive securities	46	—	4	—

Weighted average number of shares outstanding — diluted	42,687	42,641	42,645	42,621

9.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain comparative consolidated amounts have been reclassified from those previously presented to conform to the presentation of the 2003 consolidated financial statements.